UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the two-day short year period ended December 31, 2010 and the year ended December 29, 2010

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

EQT Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the EQT Corporation Employee Savings Plan as of December 31, 2010 and December 29, 2010 and 2009, and the related statements of changes in net assets available for benefits for the two-day short year period ended December 31, 2010 and the years ended December 29, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and December 29, 2010 and 2009, and the changes in its net assets available for benefits for the two-day short year period ended December 31, 2010 and the years ended December 29, 2010 and 2009 in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held as of December 31, 2010 and December 29, 2010 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Pittsburgh, Pennsylvania

June 27, 2011

/s/ Ernst & Young LLP

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	December 29
	2010	2010	2009

Investments, at fair value:
Money market fund	$1,478,477	$1,478,464	$667,921
Mutual funds	124,637,679	124,270,550	99,862,967
Common/collective trusts	20,576,173	20,726,802	20,750,023
Employer stock fund	39,063,753	39,051,420	37,598,590
Investments, at fair value	185,756,082	185,527,236	158,879,501

Notes receivable from participants	1,388,431	1,393,606	1,439,530

Net assets, reflecting investments at fair value	187,144,513	186,920,842	160,319,031

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(203,176)	(204,663)	385,850

Net assets available for benefits	$186,941,337	$186,716,179	$160,704,881

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Two-Day Short Year Period Ended December 31	Year ended December 29
	2010	2010	2009

Additions:
Investment income:
Interest and dividends	$810,710	$2,781,846	$3,150,655
Net (depreciation) appreciation in fair value of investments	(543,982)	13,941,002	34,395,295
Total investment income	266,728	16,722,848	37,545,950

Interest on notes receivable from participants	14	69,338	70,273

Contributions:
Employer	-	10,355,491	9,436,377
Participant	-	8,821,027	8,072,186
Rollovers	7,526	401,364	912,134
Total contributions	7,526	19,577,882	18,420,697

Total additions	274,268	36,370,068	56,036,920

Deductions:
Benefits paid to participants	49,107	10,299,250	7,979,812
Other	3	10,117	9,515
Total deductions	49,110	10,309,367	7,989,327

Transfers (to) from affiliated plans	-	(49,403)	241,231

Net increase in net assets available for benefits	225,158	26,011,298	48,288,824

Net assets available for benefits:
At beginning of year	186,716,179	160,704,881	112,416,057
At end of year	$186,941,337	$186,716,179	$160,704,881

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

1.                          Description of Plan

The following description of the EQT Corporation Employee Savings Plan (Plan) provides only general information.  Participants should refer to the Plan and the summary plan description for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction and an employee stock ownership plan feature, implemented on September 1, 1985, by EQT Corporation and certain subsidiaries (Company or Companies).

All regular, full-time and certain part-time, non-union employees of the Companies are eligible to participate in the Plan on their first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 30, 2010, the Plan changed its fiscal year end from December 29 to December 31.

Contributions:

In 2010 and 2009, participants who were highly compensated employees could elect to contribute to the Plan on a pre-tax basis between 1% and 15% of eligible earnings, and other participants could elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible earnings, subject in each case to Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions.

In addition, in 2009, participants could elect to make after-tax contributions between 1% and 20% of eligible earnings to the Plan, subject to IRC limitations.  Participants could not contribute more than a combined pre-tax and after-tax amount of 50% of eligible earnings.  After tax contributions are not permitted under the Plan effective December 30, 2009.

All participants who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.  The maximum catch-up contribution amount permitted under the IRC was $5,500 in 2010 and 2009.

All participants receive a match of 50% of the first 6% of any combination of their contract and after-tax contributions.  These contributions are referred to as matching contributions.  Effective December 30, 2009, the Company no longer makes a matching contribution on after-tax contributions.

Participants also may receive a performance contribution, which is determined on an annual basis at the discretion of the Company.  During 2010 and 2009, the amount of the performance contribution was 6% of eligible earnings.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

1.                          Description of Plan (continued)

Each participant directs the investment of contract and after-tax contributions (together, elective contributions) under Plan provisions intended to meet ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and can change his or her investment options on a daily basis.  If a participant is automatically enrolled, or refuses or fails to make an investment election, his or her elective contributions are invested in the applicable lifecycle fund designated by the Benefits Investment Committee (BIC) based on the participant’s age until the participant makes their election.  The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

The Employer stock fund consists of the EQT Corporation stock fund and the EQT Corporation stock fund - ESOP account (ESOP).  The ESOP feature operates as an account within the Plan that will hold shares invested in the EQT Corporation stock fund.  Contributions invested in the EQT Corporation stock fund will transfer to the ESOP on a quarterly basis.  Participants can elect to receive dividends from the ESOP in cash or to be paid to their account and reinvested in the EQT Corporation stock fund.

Rollover Contributions:

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Transfers to/from Affiliated Plans:

Transfers to/from affiliated plans represent transfers made between the Plan and the EQT Corporation Savings and Protection Plan.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

1.                          Description of Plan (continued)

Vesting:

Participants are 100% vested in the value of contract and after-tax contributions made, and any rollover contributions.

If employment is terminated by the Company for any reason other than involuntary termination without cause, retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any Company contributions (matching and performance).

Matching and performance contributions vest in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Forfeitures are used to reduce future Company contributions. Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the years ended December 29, 2010 and 2009, Company contributions were reduced by $3,570 and $29,648, respectively, by forfeited nonvested accounts. At December 29, 2010 and 2009, forfeited nonvested accounts totaled $177,867 and $63,229, respectively.  No additions were made to the forfeited nonvested accounts for the two-day short year period ended December 31, 2010.

Upon involuntary termination without cause, retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and performance), regardless of years of continuous service.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and performance) become 100% vested immediately.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

1.  Description of Plan (continued)

Payment of Benefits to Participants:

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum distribution, a direct rollover, if applicable, or in the case of distribution on account of retirement or total and permanent disability, equal periodic payments over the lesser of: the life expectancy of the participant and beneficiary or twenty (20) years.  As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive an immediate lump-sum distribution equal to their vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants:

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance.  Loan terms are not to exceed 5 years or up to 30 years for the purchase of a primary residence.  The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  Prior to December 30, 2009, participants could not have more than two loans outstanding at any point in time.  Effective December 30, 2009, a participant may no longer apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate will remain the same for the entire period of the loan.  Principal and interest are paid ratably through monthly payroll deductions.  If the loan is not repaid, it will automatically be treated as a distribution to the participant after 30 days.

Administrative Expenses:

The Plan pays administrative expenses associated with the Plan.  The expenses are included in the Other line item in the accompanying statement of changes in net assets available for benefits.  Investment management fees are paid by Plan participants based on participation in the various funds. The funds’ operating expense ratios ranged from 0.10% to 1.35% based on the funds’ most recent prospectuses, with an assumed/actual recordkeeping offset of 0% to 0.24%.  Fund operating expenses are deducted from fund investment returns.

2.                          Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

2.                          Summary of Significant Accounting Policies (continued)

Investments:

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  The statement of net assets available for benefits presents the fair value of the investment in the common/collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  In 2010, the Plan transferred the balance of its common/collective trust fund from the Fidelity Management Income Portfolio to the Fidelity Managed Income Portfolio II.  The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio and Fidelity Managed Income Portfolio II is based on information reported by the issuer of the common/collective trust at year-end in accordance with fair value policy.  The contract value of the Fidelity Managed Income Portfolio and Fidelity Managed Income Portfolio II represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See further discussion in Note 4.

The Employer stock fund consists of EQT Corporation common stock (Company common stock).  There were 871,154, 871,079 and 837,360 shares of Company common stock held by the Plan as of December 31, 2010 and December 29, 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Payment of Benefits:

Benefits are recorded when paid.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or December 29, 2010 and 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

2.         Summary of Significant Accounting Policies (continued)

Reclassifications:

Notes receivable from participants, previously reported as a component of investments, have been reclassified to receivables in order to conform to the current year presentation.

3.         Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31	December 29
	2010		2010		2009
Employer stock fund	$39,063,753		$39,051,420		$37,598,590
Fidelity Managed Income Portfolio II	20,756,173		20,726,802			*
Fidelity Managed Income Portfolio		*		*	20,750,023
AF Growth Fund of America R4	14,915,819		14,944,592		14,294,183
Oppenheimer Developing Markets Fund A	14,689,420		14,461,580		9,877,139
Fidelity Diversified International Fund		*		*	8,277,477

*   Investment does not represent 5% or more for the respective period.

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value
	For the Two-Day Short	For the Years
	Year Period Ended	Ended
	December 31	December 29
	2010	2010	2009
Investments at fair value as determined by quoted market prices:
Mutual funds	$(552,687)	$13,739,378	$23,842,456
Company common stock	8,705	201,624	10,552,839

	$(543,982)	$13,941,002	$34,395,295

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

4.         Fair Value Measurements

The Plan has an established process for determining fair value for its financial instruments, which consist of mutual funds, money market funds, common stock, and common/collective trusts.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable markets; and

•	data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and December 29, 2010 and 2009.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and active market that represents the net asset value (NAV) of shares held by the Plan at year end.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

4.         Fair Value Measurements (continued)

Mutual funds: Valued at quoted market prices in an exchange and active market that represents the NAV of shares held by the Plan at year end.

Common collective trust fund:  The fair value is calculated by the issuer utilizing either quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services or dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities. The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and December 29, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market fund	$1,478,477	-	-	$1,478,477
Mutual funds:
Blended investment funds	45,547,332	-	-	45,547,332
Large cap investment funds	32,168,485	-	-	32,168,485
International investment funds	23,524,182	-	-	23,524,182
Income investment funds	10,974,783	-	-	10,974,783
Mid cap investment funds	6,184,956	-	-	6,184,956
Small cap investment funds	6,237,941	-	-	6,237,941
Company common stock	39,063,753	-	-	39,063,753
Common/collective trust	-	$20,576,173	-	20,576,173

Total investment assets at fair value	$165,179,909	$20,576,173	$-	$185,756,082

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

4.             Fair Value Measurements (continued)

	Assets at Fair Value as of December 29, 2010
	Level 1	Level 2	Level 3	Total

Money market fund	$1,478,464	-	-	$1,478,464
Mutual funds:
Blended investment funds	45,475,505	-	-	45,475,505
Large cap investment funds	32,199,185	-	-	32,199,185
International investment funds	23,281,588	-	-	23,281,588
Income investment funds	10,897,746	-	-	10,897,746
Mid cap investment funds	6,168,057	-	-	6,168,057
Small cap investment funds	6,248,469	-	-	6,248,469
Company common stock	39,051,420	-	-	39,051,420
Common/collective trust	-	$20,726,802	-	20,726,802

Total investment assets at fair value	$164,800,434	$20,726,802	$-	$185,527,236

	Assets at Fair Value as of December 29, 2009
	Level 1	Level 2	Level 3	Total

Money market fund	$667,921	-	-	$667,921
Mutual funds:
Blended investment funds	34,351,964	-	-	34,351,964
Large cap investment funds	28,830,707	-	-	28,830,707
International investment funds	18,154,617	-	-	18,154,617
Income investment funds	9,189,769	-	-	9,189,769
Mid cap investment funds	4,860,830	-	-	4,860,830
Small cap investment funds	4,475,080	-	-	4,475,080
Company common stock	37,598,590	-	-	37,598,590
Common/collective trust	-	$20,750,023	-	20,750,023

Total investment assets at fair value	$138,129,478	$20,750,023	$-	$158,879,501

5.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the interests of all affected participants will become fully vested.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

6.         Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.         Party-in-Interest Transactions

Certain plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate (Fidelity).  Fidelity is trustee of the Plan and, therefore, these transactions may qualify as party-in-interest transactions.  Transactions with respect to notes receivable from participants and the Employer stock fund also qualify as party-in-interest transactions.

8.         Income Tax Status

The Plan has received a determination letter from the IRS dated November 26, 2002, stating that the Plan is qualified under Section 401(a) of the IRC; therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.  In November 2010, the Company submitted an application to the IRS for an updated determination letter.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and December 29, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

9.         Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31	December 29
	2010	2010	2009

Net assets available for benefits as reported in the Plan’s financial statements	$186,941,337	$186,716,179	$160,704,881
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	203,176	204,663	(385,850)

Net assets available for benefits pursuant to the Form 5500	$187,144,513	$186,920,842	$160,319,031

The following is a reconciliation of investment income from investments:

	Two-Day Short
	Year Period Ended	Year Ended
	December 31	December 29
	2010	2010

Interest and dividends from investment accounts	$ 810,710	$ 2,781,846
Net (depreciation) appreciation from investment accounts	(543,982)	13,941,002

Investment income from investments as reported in the financial statements	266,728	16,722,848
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,487)	590,513

Investment income from investments as reported in the Form 5500	$265,241	$17,313,361

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR

THE TWO-DAY SHORT YEAR PERIOD ENDED DECEMBER 31, 2010 AND

THE YEARS ENDED DECEMBER 29, 2010 AND 2009

10.      Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the Plan’s benefits paid to participants:

	Two-Day Short
	Year Period Ended	Year Ended
	December 31	December 29
	2010	2010

Statement of changes in net assets available for benefits:
Benefits paid to participants	$ 49,107	$ 10,299,250
Less deemed distribution of participant loans	-	39,086

Benefits paid to participants per Form 5500	$49,107	$10,260,164

SUPPLEMENTARY INFORMATION

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Plan No. 202     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets Held at

December 31, 2010

			Current
Identity of Issue	Description of Investment	Cost	Value

*Employer stock fund	EQT securities - common stock	(a)	$ 39,063,753
*Fidelity Managed Income Portfolio II	Common/collective trust	(a)	20,576,173
AF Growth Fund of America R4	Mutual fund	(a)	14,915,819
Oppenheimer Developing Markets Fund A	Mutual fund	(a)	14,689,420
*Fidelity Diversified International Fund Class K	Mutual fund	(a)	8,834,762
PIMCO Total Return Institutional Fund	Mutual fund	(a)	8,597,811
AF Washington Mutual Investors Fund R4	Mutual fund	(a)	8,269,336
*Fidelity Balanced Fund Class K	Mutual fund	(a)	6,581,942
*Fidelity Freedom K 2025 Fund	Mutual fund	(a)	6,452,214
*Fidelity Freedom K 2020 Fund	Mutual fund	(a)	5,557,808
*Fidelity Freedom K 2040 Fund	Mutual fund	(a)	5,351,908
*Fidelity Contrafund Class K	Mutual fund	(a)	5,343,353
*Fidelity Freedom K 2035 Fund	Mutual fund	(a)	4,687,758
*Fidelity Freedom K 2015 Fund	Mutual fund	(a)	4,616,680
*Fidelity Freedom K 2030 Fund	Mutual fund	(a)	4,532,149
American Beacon Small-Cap Value Fund	Mutual fund	(a)	4,058,750
*Fidelity Freedom K 2045 Fund	Mutual fund	(a)	3,455,067
Alger Mid Cap Growth Institutional Fund	Mutual fund	(a)	3,280,872
GS Mid Cap Value A	Mutual fund	(a)	2,904,084
PIMCO High Yield Admin Fund	Mutual fund	(a)	2,376,972
*Spartan 500 Index Fund	Mutual fund	(a)	2,362,324
*Fidelity Freedom K 2050 Fund	Mutual fund	(a)	2,329,870
*Fidelity Stock Selector Small Cap	Mutual fund	(a)	2,179,191
*Fidelity Freedom K 2010 Fund	Mutual fund	(a)	1,516,589
*Fidelity U.S. Treasury Money Market Fund	Money market	(a)	1,478,477
*Spartan Total Market Index Fund	Mutual fund	(a)	1,277,653
*Fidelity Freedom K Income Fund	Mutual fund	(a)	388,474
*Fidelity Freedom K 2005 Fund	Mutual fund	(a)	76,873
*Loan Fund	Participant loans - 4.25% to 9.25% **	-	1,388,431

			$ 187,144,513

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party in interest to the Plan.

** Maturities extend through year 2015.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Plan No. 202     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets Held at

December 29, 2010

			Current
Identity of Issue	Description of Investment	Cost	Value

*Employer stock fund	EQT securities - common stock	(a)	$ 39,051,420
*Fidelity Managed Income Portfolio II	Common/collective trust	(a)	20,726,802
AF Growth Fund of America R4	Mutual fund	(a)	14,944,592
Oppenheimer Developing Markets Fund A	Mutual fund	(a)	14,461,580
* Fidelity Diversified International Fund Class K	Mutual fund	(a)	8,820,008
PIMCO Total Return Institutional Fund	Mutual fund	(a)	8,538,641
AF Washington Mutual Investors Fund R4	Mutual fund	(a)	8,273,950
*Fidelity Balanced Fund Class K	Mutual fund	(a)	6,568,688
*Fidelity Freedom K 2025 Fund	Mutual fund	(a)	6,441,927
*Fidelity Freedom K 2020 Fund	Mutual fund	(a)	5,548,474
*Fidelity Freedom K 2040 Fund	Mutual fund	(a)	5,346,395
*Fidelity Contrafund Class K	Mutual fund	(a)	5,333,611
*Fidelity Freedom K 2035 Fund	Mutual fund	(a)	4,682,901
*Fidelity Freedom K 2015 Fund	Mutual fund	(a)	4,608,925
*Fidelity Freedom K 2030 Fund	Mutual fund	(a)	4,526,076
American Beacon Small-Cap Value Fund	Mutual fund	(a)	4,054,332
*Fidelity Freedom K 2045 Fund	Mutual fund	(a)	3,450,808
Alger Mid Cap Growth Institutional Fund	Mutual fund	(a)	3,287,803
GS Mid Cap Value A	Mutual fund	(a)	2,880,254
PIMCO High Yield Admin Fund	Mutual fund	(a)	2,366,573
*Spartan 500 Index Fund	Mutual fund	(a)	2,359,105
*Fidelity Freedom K 2050 Fund	Mutual fund	(a)	2,322,468
*Fidelity Stock Selector Small Cap	Mutual fund	(a)	2,194,137
*Fidelity Freedom K 2010 Fund	Mutual fund	(a)	1,514,057
*Fidelity U.S. Treasury Money Market Fund	Money market	(a)	1,478,464
*Spartan Total Market Index Fund	Mutual fund	(a)	1,280,459
*Fidelity Freedom K Income Fund	Mutual fund	(a)	387,995
*Fidelity Freedom K 2005 Fund	Mutual fund	(a)	76,791
*Loan Fund	Participant loans - 4.25% to 9.25% **	-	1,393,606

			$ 186,920,842

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party in interest to the Plan.

** Maturities extend through year 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

	By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration Committee

June 27, 2011

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23

Consent of Independent Registered Public Accounting Firm

22